EXHIBIT 12

LEGG MASON, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Years Ended March 31,
	2004	2003	2002	2001	2000
Earnings before income taxes	472,309	306,856	251,143	261,269	250,391
Fixed charges:
Interest expense	63,155	85,997	125,342	173,359	131,534
Portion of rental expense representative of interest factor*	21,554	21,760	23,341	22,315	17,171
Earnings available for fixed charges	557,018	414,613	399,826	456,943	399,096
Fixed charges:
Interest expense	63,155	85,997	125,342	173,359	131,534
Portion of rental expense representative of interest factor*	21,554	21,760	23,341	22,315	17,171
Total fixed charges	84,709	107,757	148,683	195,674	148,705
Consolidated ratio of earnings to fixed charges	6.6	3.8	2.7	2.3	2.7

*	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau, and Equipment Rental expenses.